Exhibit 99.3

TELUS Corporation

Annual Information Form

for the year ended December 31, 2008

March 13, 2009

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
EXCHANGE RATE INFORMATION	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	6
EMPLOYEE RELATIONS	17
CAPITAL ASSETS AND GOODWILL	18
RISK FACTORS	19
ALLIANCES	19
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	20
FOREIGN OWNERSHIP RESTRICTIONS	22
REGULATION	23
COMPETITION	31
DIVIDENDS DECLARED	34
CAPITAL STRUCTURE OF TELUS	35
RATINGS	37
DIRECTORS AND OFFICERS	40
MARKET FOR SECURITIES	42
INTERESTS OF EXPERTS	43
AUDIT COMMITTEE	44
MATERIAL CONTRACTS	46
TRANSFER AGENTS AND REGISTRARS	46
ADDITIONAL INFORMATION	46
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	47

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected future events and financial and operating results of TELUS Corporation and its subsidiaries (collectively, TELUS or the Company). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed.  Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Factors that could cause actual results to differ materially include, but are not limited to:

Competition (including more active price competition and the likelihood of new wireless competitors beginning to offer services in late 2009 and into 2010 as a result of the 2008 advanced wireless services (AWS) spectrum auction); economic growth and fluctuations (including the global credit crisis, and pension performance, funding and expenses); capital expenditure levels (increasing in 2009 and potentially in future years due to the Company’s fourth generation (4G) wireless deployment strategy and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities and fund share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives); technology (including reliance on systems and information technology, broadband and wireless technology options, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful implementation of the network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products, services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, the review of new media and Internet traffic management practices, and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex deals); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein or listed from time to time in TELUS’ reports and public disclosure documents including its annual report, financial statements, management’s discussion and analysis, and other filings with securities commissions in Canada (on SEDAR at http:///sedar.com) and the United States (on EDGAR at http:///sec.gov). Refer, in particular, to the assumptions contained in sub-section 1.5 and the risk factors contained in section 10 of the Company’s 2008 management’s discussion and analysis entitled “Financial and operating targets for 2009” and “Risks and risk management”, respectively.

CORPORATE STRUCTURE

Name, Address and Incorporation

TELUS was incorporated under the Company Act (British Columbia) (the BC Company Act) on October 26, 1998 under the name BCT.TELUS Communications Inc. (BCT).  On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM was dissolved.  On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia (B.C.) and its executive office at Floor 8, 555 Robson Street, Vancouver, B.C.

Intercorporate Relationships and TELUS Subsidiaries

As of December 31, 2008, the only material subsidiary of TELUS was TELUS Communications Inc. (TCI), being the only subsidiary which owned assets that constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2008 and generated sales and operating revenues that exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2008.

TELUS’ wireline and wireless businesses were formerly located in TCI and TELE-MOBILE Company (TELE-MOBILE), respectively.  In 2005, TELUS announced the merger of those segments into a single operating structure (the wireline-wireless merger).  This was partly effected by way of a legal entity restructure on March 1, 2006 (the 2006 legal entity restructure), at which time TELUS combined its wireline and wireless businesses into TELUS Communications Company (TCC).

TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE.  Immediately prior to the 2006 legal entity restructure, 3817873 Canada Inc., a partner in TELE-MOBILE, was continued into Alberta as 1219723 Alberta ULC.

As part of a year-end internal reorganization in 2008, Emergis Inc. (Emergis), a TELUS subsidiary acquired in January 2008, became a partner of TELE-MOBILE. In addition, TELUS Services Inc. and TELUS Communications (Québec) Inc. converted their shareholding in TCI from preferred shares to ordinary shares.

The following organization chart sets forth the relationships between these subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2008:

In this Annual Information Form, references to TELUS or the Company are to TELUS Corporation and all of its subsidiaries and partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation.  Unless the context otherwise requires, TELUS wireline refers to the wireline businesses carried on primarily through TCC presently and primarily through TCI prior to the wireline-wireless merger, and TELUS Mobility or TELUS wireless refers to the wireless businesses carried on through TCC presently and through TELE-MOBILE prior to the wireline-wireless merger.

EXCHANGE RATE INFORMATION

TELUS publishes its consolidated financial statements in Canadian dollars.  In this Annual Information Form, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.  The Bank of Canada noon spot exchange rate on March 10, 2009 was Cdn. $1.2797 = U.S. $1.00.  The following table sets forth, for the dates indicated, certain exchange rate information based on the noon spot rate:

December 29, 2006	1.1653
December 31, 2007	0.9881
December 31, 2008	1.2246

GENERAL DEVELOPMENT OF THE BUSINESS

TELUS is a leading national telecommunications company in Canada, offering a wide range of wireline and wireless communications products and services including data, voice and entertainment.  In 2008, TELUS generated $9.65 billion in annual revenue and had 11.6 million subscriber connections including 6.13 million wireless subscribers, 4.25 million wireline network access lines and 1.22 million Internet subscribers.  As a result of TELUS’ national growth strategy, revenue grew by 6.4 per cent in 2008 and total customer connections increased by 448,000.

Three Year History

During the three-year period ended December 31, 2008, TELUS undertook a number of acquisitions, internal reorganizations and business development opportunities.

In the third quarter of 2008, TELUS purchased the remaining interests in Ambergris Solutions Inc. (TELUS International Philippines), in which TELUS first acquired a controlling interest in 2005.

In January 2008, TELUS made a small acquisition of privately held Fastvibe, a provider of web-streaming solutions for business to strengthen the Company’s technology solutions portfolio.

On November 29, 2007, TELUS and Emergis, a business process outsourcer specializing in the healthcare and financial services sectors, announced that they had entered into a support agreement pursuant to which TELUS agreed to make an all-cash offer to acquire by way of a take over bid all the outstanding common shares of Emergis at $8.25 per share.  On January 17, 2008, 6886116 Canada Ltd., a wholly-owned subsidiary of TCI, had purchased approximately 94 per cent of the issued and outstanding common shares of Emergis on a fully diluted basis.  6886116 Canada Ltd. exercised its statutory rights under the Canada Business Corporations Act and purchased the remaining common shares of Emergis by compulsory acquisition.  The approximate total purchase price of the Emergis common shares was $743 million.  A corporate reorganization of Emergis was completed immediately prior to the completion of its purchase.  The common shares of Emergis have been de-listed from the Toronto Stock Exchange and Emergis is no longer a reporting issuer.

In 2006, TELUS strengthened its IT capabilities by acquiring Assurent Secure Technologies, a Canadian information technology security services and research company.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Organization

TELUS is the largest incumbent telecommunications company in western Canada and one of the largest telecommunications companies in Canada.  The Company is organized into four customer facing business units:

•                  Consumer Solutions, which provides wireline and wireless Internet Protocol (IP) data services, voice and entertainment services to households and individuals across Canada;

•                  Business Solutions, which delivers innovative wireline and wireless data, IP, voice and business process outsourcing solutions to small and medium-sized businesses and entrepreneurs, and brings customized wireline and wireless voice and data, IP, Information Technology (IT) and e.business solutions to large multinational, corporate and public sector customers;

•                  TELUS Québec, which focuses on the unique needs of the Québec marketplace by offering businesses and consumers comprehensive and integrated wireless and wireline telecommunications solutions, including data, Internet and voice; and

•                  Partner Solutions, which provides services to wholesale customers, including telecommunications carriers, resellers, Internet service providers (ISPs), wireless communications companies, competitive local access providers and cable-TV operators.

These customer facing business units receive essential support from the business capabilities units comprised of Technology Strategy and Business Transformation and Technology Operations, as well as from the business enabling units comprised of Finance (which includes corporate development, regulatory affairs and government relations) and Human Resources (which includes corporate communications and enterprise services).

Wireline and wireless segments

TELUS has two reportable segments: wireline and wireless.

In the wireline segment, TELUS offers the following solutions: voice — phone service with long distance and call management services such as voice mail, call display and call waiting, and the sale, rental and maintenance of telephone equipment; Internet — secure high-speed or dial-up access with a comprehensive suite of security and entertainment services; TELUS TV® — digital entertainment service with high-definition (HD) TV, personal video recorder (PVR), Video on Demand and Pay Per View services; data — IP networks, private line, switched services, network wholesale, network management and hosting; converged voice and data solutions — integrated and hosted IP telephony solutions through TELUS IP-One® services; hosting and infrastructure — managed IT and infrastructure solutions delivered through TELUS’ IP networks and connected to the Company’s Internet data centres; security solutions — managed and non-managed solutions to protect business networks, messaging and data, in addition to security consulting services; and customized solutions — global multi-language contact centre solutions including CallCentreAnywhere, remote agent solutions with TELUS AgentAnywhere®, interactive voice response (IVR) and speech recognition services, conferencing and collaboration services, and performance optimization, human resource and health and safety outsourcing solutions.

In the wireless segment, TELUS offers the following solutions: digital voice - PCS (postpaid and Pay & Talk® prepaid) and Mike all-in-one (iDEN); Push to Talk™ capability on both Mike (Direct Connect®) and PCS (Instant Talk®); Internet and data services including TELUS Mobile TV®, TELUS Mobile Radio®, TELUS Mobile Music®, web browsing, Windows Live Messenger, social networking, text and picture messaging, and downloadable games, videos, ringtones and images; and data devices including smartphones and wireless connect cards available for use on wireless high-speed and Mike packet data networks.

TELUS earns the majority of its revenue (voice, data and wireless network revenue) from access to, and usage of, its telecommunication infrastructure.  The majority of the balance of TELUS’ revenue (other revenue and wireless equipment revenue) arises from providing products that facilitate access to, and usage of, TELUS’ telecommunication infrastructure.

TELUS’ national growth strategy

Since 1999, the Company has been pursuing a national wireline and wireless growth strategy outside Alberta and B.C. into the rest of Canada.  This has been implemented by both organic growth and through a series of wireline and wireless acquisitions.  This has provided TELUS with a regional full service wireline presence in eastern Québec through acquisitions in 1999 and 2000 and ongoing investments in facilities, marketing and distribution focused on the business market in urban centres of Québec and Ontario.  In 2000, TELUS acquired national digital wireless communications networks and subscribers, spectrum, employees, and infrastructure and sales distribution channels primarily in central and eastern Canada through the purchase of Clearnet Communications Inc., and has continued to invest in and grow the business.

TELUS’ approach to the business market is through a focus on growth in central Canada as well as, nationally, a focus on key vertical markets of healthcare, financial services, energy and the public sector.  For example, in January 2008, TELUS completed its acquisition of Emergis, a business process outsourcer specializing in the healthcare and financial services sectors, who delivers solutions to major insurance companies, financial institutions, government agencies, hospitals, pharmacies, large corporations, and real estate lawyers and notaries.  Emergis was integrated with TELUS’ own health care resources to form TELUS Health Solutions in November 2008.  TELUS Health Solutions develops and manages solutions that automate transactions and the secure exchange of information.  TELUS Health Solutions has expertise in electronic health-related claims processing, health records systems, pharmacy management solutions, point-of-sale transaction processing, cash management and loan document processing and registration.

TELUS’ networks

The Company has a coast-to-coast fibre optic network, which interconnects cities between Halifax and Vancouver and extends into the U.S. via points of presence in Albany, Ashburn, Palo Alto, Boston, Buffalo, Chicago, Detroit, New York and Seattle.  This network is fully integrated with TELUS’ extensive metropolitan networks in Alberta and B.C. and connects into networks constructed in Montréal, Ottawa, Toronto and other cities.

TELUS wireline networks

TELUS’ national fibre optic backbone network delivers traditional telephony, data services and IP-based phone solutions across Canada that interconnects the network in Alberta and B.C. with major centres in Ontario and Québec.  This fibre optic network is supplemented by new local fibre optic networks in some 54 competitive local exchange carrier (CLEC) exchanges or metropolitan areas.  TELUS’ network interconnects with the networks of carriers in the U.S. for the exchange of U.S. and international traffic.

TELUS wireless networks

TELUS is one of three national Canadian facilities-based wireless service providers, and offers wireless voice and data services to consumers and businesses nationally on two networks.

As a result of the AWS auction for spectrum in the 2 GHz range held in mid-2008, TELUS acquired an average of 16.2 MHz of spectrum nationally for $882 million (see TELUS — wireless segment for further discussion on TELUS’ wireless strategies).

TELUS also holds a significant mobile spectrum position of up to 45 MHz PCS and cellular spectrum and as much as 55 MHz in many areas with the inclusion of its iDEN network spectrum.

An enhanced network sharing agreement with Bell Canada was entered into in 2008, using existing 1,900 MHz and 850 MHz spectrum, in respect of a high-speed packet access, or HSPA, network currently under construction with services expected to be launched commercially by early 2010.  (See TELUS — wireless segment for further discussion.)

PCS/cellular networks

TELUS owns and operates a national digital PCS network and digital cellular facilities in Alberta, B.C., and eastern Québec, with 40 to 45 MHz of PCS spectrum throughout all major population regions of Canada.  Its national PCS wireless network utilizes 1X, CDMA (code division multiple access), and EVDO and EVDO Rev A digital technology.

TELUS expanded its network coverage through roaming/resale agreements entered into in 1999 (the Roaming/Resale Agreements), principally with Bell Canada and certain of its affiliates.  These agreements expanded TELUS’ digital PCS coverage areas outside of major urban markets in Ontario, Québec and Atlantic Canada and were subsequently amended to include 1X and the EVDO high-speed network.  At the end of 2008, TELUS’ national digital networks, combined with coverage provided by the Roaming/Resale Agreements, reached approximately 32.6 million Canadians.  In 2004, TELUS and Verizon Wireless expanded their Canada and U.S. roaming arrangements under a consolidated long-term roaming agreement to improve each other’s ability to provide more consistent and comprehensive roaming services to each other’s customers.  Substantially all of TELUS’ digital subscribers are provided extended coverage in Canada, the U.S. and various other countries through analogue and digital roaming arrangements with other carriers by means of dual-mode or tri-mode, dual-band handsets.

Beginning in late 2005, EVDO services were introduced in major centres across Canada offering to customers average wireless data transfers at speeds of approximately 400 —

700 kilobits per second.  In 2007 and the first part of 2008, TELUS continued the enhancement of digital wireless capacity and coverage and continued its investment in higher-speed wireless EVDO Rev A network technology, which now reaches 88 per cent of Canadians, when Roaming/Resale Agreements are considered, and enables roaming to more than 230 cities in the U.S.

TELUS also operates analogue specialized mobile radio (SMR) systems in most major urban centres in Canada and paging networks in Alberta, B.C. and eastern Québec.

iDEN network

TELUS also owns and operates Canada’s only national enhanced specialized mobile radio (ESMR) network.  ESMR digital wireless business communications services are offered under the Mike trademark using iDEN technology from Motorola.  The Mike network covers the larger population centres and surrounding areas in Alberta, B.C., Manitoba, Ontario and Québec, and many non-urban areas and transport corridors in Ontario, Québec and western Canada.  The Mike network utilizes frequencies in the 800 MHz range which have propagation advantages over higher frequencies such as those used in digital 1900 MHz PCS networks, resulting in more cost effective geographic coverage.  While the amount of 800 MHz spectrum licenced to TELUS varies by region, TELUS has ten to 17 MHz of ESMR spectrum available for its Mike network in Montréal, Toronto and Vancouver, Canada’s three most populous metropolitan areas.  The Mike service is marketed primarily through independent and corporate-owned dealers to businesses and other organizations as a digital PCS-like service with the added benefit of Mike’s Direct Connect™ Push to Talk™ functionality, which provides low-cost instant connectivity for work groups.

In 2006, Sprint/Nextel completed a mandatory shift of channels (rebanding) for its iDEN service due to concerns from the Federal Communications Commission (FCC) about interference with public safety operations.  Part of the TELUS Mike network utilizes channels under control of the FCC and discussions are underway to determine if TELUS will be required to shift some of the channels for its iDEN service to address similar concerns in selected areas along the Canada/U.S. border.  See “800 MHz Re-banding” on page 29 of this Annual Information Form.

TELUS - wireline segment

TELUS operates as an ILEC (incumbent local exchange carrier) in Alberta, B.C. and eastern Québec where it provides comprehensive local, long distance, data, Internet and information services and is a CLEC(competitive local exchange carrier or non-ILEC), offering services to businesses primarily in central Canada.  TELUS’ ILEC operations serve a population of approximately 7.8 million in its incumbent western Canada service territory, and a population of more than 500,000 in its incumbent eastern Québec territory.  On a combined basis, wireline services accounted for revenue of $5,021 million for the year ended December 31, 2008 ($4,810 million for the year ended December 31, 2007) representing 52 per cent of the total revenue of TELUS for 2008 (53 per cent of the total revenue of TELUS for 2007).

Local

Local wireline services allow customers to complete calls in their local calling areas and to access long distance networks, wireless networks and the Internet.  In addition to local calling, local services generally include enhanced calling features, such as call display, call waiting, call forwarding and voice mail; Centrex for business customers; public pay telephones; and competitive long distance carrier access.  Local access or exchange service is the largest component of local wireline service, and is generally provided on a monthly flat rate basis.

TELUS’ network can provide services to almost every urban and rural home and business in incumbent territories in B.C., Alberta and eastern Québec.  However, in the face of growing competition and technological substitution, TELUS’ wireline residential access line services are provided to an estimated 66 per cent of households in B.C. and Alberta, while approximately 12 per cent of households subscribe to only wireless telephone services (from all wireless service providers including TELUS).  Competition is also active in the business market, such that approximately 70 per cent of TELUS’ total business lines are forborne from price regulation.

CLECs operating in Canada provide service to their customers over facilities they have constructed or leased from ILECs in a given region or by reselling the local services of the ILECs (including TELUS).  CLECs that use their own facilities or facilities leased from TELUS are eligible to receive a subsidy when they provide service to residential customers living in high cost areas where TELUS, as an ILEC, receives a per customer subsidy.

TELUS is competing outside its incumbent territories as a non-dominant carrier and has obtained approval to operate as a CLEC in certain targeted markets in central Canada where it concentrates on providing wireline services to businesses.  TELUS is continuing to pursue CLEC status in other areas in central and eastern Canada.

Long distance

Wireline long distance services interconnect customers in different local calling areas, and provide domestic and international connectivity.  TELUS offers its residential and business customers a range of long distance savings plans, billing options, and call options.  The largest component of wireline long distance services is message toll services, which are transmitted through fibre optic cables, cable carrier systems and satellite channels.  National and international wireline long distance services are provided through TELUS’ national network and by way of interconnecting with the networks of other facilities-based carriers and resellers.

Data, Internet and IT services

TELUS provides “traditional” (or legacy) data services and “enhanced” data services.  Traditional data services include circuit switched, packet switched and dedicated private lines.  Enhanced data services provide greater functionality to the customer, allowing a customer to compress their telecommunications applications onto a single infrastructure.  The primary enhanced data services offered by TELUS are Internet access, private Intranets, wide area network outsourcing and electronic commerce.  Customers may choose from a wide range of data services to suit the complexity of their requirements, including required speed and volume.

TELUS is the second largest ISP in Alberta and B.C., and the fourth largest wireline ISP in Canada.  As at December 31, 2008, TELUS had 1,220,000 wireline Internet subscribers, including 1,096,000 high-speed Internet subscribers.  In 2008, the number of high-speed subscribers increased by 7.5 per cent.  TELUS has seen an increase in the use of data services such as business Intranets by business customers and in the use of personal computer and Internet access by residential customers.  TELUS also offers a range of broadcast, teleconferencing and advanced intelligent network services — services that can be customized to meet the specific needs of individual customers through software changes to network switches.  These services include special number services such as toll free 1-800 and 1-900 and enhanced call routing.

Through growth, investment and strategic acquisitions in prior years, TELUS also became a leading managed data-hosting provider in Canada with a national network of intelligent Internet data centres.

TELUS provides businesses with IT services such as IT outsourcing, application development and sustainment, and national IT consulting.  As a provider of Web hosting services, TELUS also offers managed hosting, co-location including shared Web and e-mail hosting services, media streaming, data storage and security services.  In addition, TELUS offers managed applications services and software such as online backup Web conferencing, expense management, customer relationship management and sales force automation.  These services are available across Canada and can be enhanced by connection with TELUS’ infrastructure through points of presence throughout Alberta and B.C., and in Winnipeg, Regina, Saskatoon, and many cities in Ontario and Québec.

Recent efficiency initiatives

TELUS continues to focus on enhancing operational efficiency and effectiveness in its wireline business.  In 2006, TELUS fully or partially contracted out a number of non-core functions including property management, custodial services, building maintenance, mail services, fleet maintenance, and pay phone coin counting.  In addition, management rationalized a number of offices into larger centres and completed the consolidation of two field dispatch centres. In addition, a number of process improvement and automation initiatives were undertaken.

In 2007, efficiency activities were somewhat curtailed due in part to a major implementation of a consolidated order entry and billing system in Alberta to some one million customers which brought about the need for extra labour in the short term.

In 2008, there was a heightened focus to identify opportunities which deliver continuous cost improvements through network evolution, workforce and process optimization, and system enhancements. Effort was refocused on operational efficiency initiatives, including re-directing resources to growing parts of the business, optimization of layers of management and spans of control to reduce staff, organization-wide expense control, increased use of business process outsourcing and internal off-shoring, rationalization of products in low-value activities, and commencing a multi-year program to consolidate vendor management and reduce the number of vendors. In addition to team redeployments, reductions in positions were made in December 2008 and early 2009, mostly in management ranks.

Recent developments — consumer

An important element of the Company’s wireline revenue growth strategy is the TELUS Future Friendly® Home initiative in its incumbent service areas.  TELUS offers a suite of integrated, advanced digital and wireless services that leverage its significant investments in high-speed Internet.  In 2008, TELUS continued the expansion of its digital television service, TELUS TV®, in Calgary, Edmonton, Vancouver, Fort McMurray, Grande Prairie, Rimouski and Whistler. Product enhancements were made during the year with the launch of HD and PVR functionality. In 2008, TELUS also continued enhancing its broadband infrastructure under a three-year, $600 million program first announced in the fall of 2006.  This investment is enabling emerging high-speed Internet services and expanded network coverage across B.C., Alberta and eastern Québec.  The broadband project complements a rural capital investment program to bring high-speed Internet services to more than 450 additional remote communities B.C., Alberta and eastern Québec by 2010. (See “Management’s Discussion and Analysis — Section 10. Risks and risk management — 10.2 Technology” in TELUS’ 2008 Annual Report — Financial Review.)

The Company continued its transformational billing initiative to re-engineer processes in the wireline segment for order entry, pre-qualification, service fulfillment and assurance, customer care, billing, collections/credit, customer contract and information management.  In 2008, TELUS successfully implemented its consolidation of multiple order entry and billing systems into one unified customer care platform for more than one million B.C. customers, following the implementation of the same program for one million Alberta customers in 2007. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems.

In 2007, the CRTC granted residential local exchange forbearance in markets where incumbents are facing increasing competitive pressure. To date, TELUS has received approval for deregulation of wireline residential phone service in 96 exchanges (about 80 per cent of residential lines in non-high cost serving areas) across B.C., Alberta and Québec. This is expected to positively impact TELUS’ competitiveness by providing improved pricing, marketing and bundling flexibility.

Recent developments — business

TELUS’ approach to the business market is through growth in central Canada as well as nationally, with a focus on the key vertical markets of healthcare, financial services, the public sector and the energy sector.

As noted on page 8, TELUS advanced its capabilities in the healthcare and financial services sectors with the January 2008 acquisition of Emergis.  Emergis’ service portfolio and eastern presence provides a good geographical and service fit with TELUS’ services in the west.

In December, 2008, the Company was selected by the Government of Quebec, through a competitive bid process, to deliver and manage the province’s next generation data network, the Réseau intégré de télécommunications multimédias. The contract is for a term of seven to 10 years and worth up to $900 million over the term of the contract, the largest contract in TELUS’ history.

In 2007, TELUS won several major enterprise contracts, including a five-year $200 million transaction with the Department of National Defense for its national and international locations.

In 2006, in addition to several other multi-million dollar contracts, TELUS secured a five-year $140 million contract with the Government of Ontario to provide fully managed network access services.

In 2006, TELUS strengthened its IT capabilities by acquiring Assurent Secure Technologies, a world-leading Canadian information technology security services and research company. TELUS is leveraging Assurent’s global reputation and expertise to provide solutions that help customers protect their assets, identities, and information.

In the small business market, TELUS is pursuing growth with TELUS Business One®, a portfolio of solutions tailored to the needs of small business customers.  In 2007, TELUS expanded the solutions available, which now include connectivity, security and a range of powerful IP-based tools customized for smaller clients.  In 2008, TELUS continued to tailor its solutions by leveraging its market leading suite of smartphones, mobile applications and converged wireless and wireline solutions.

In 2008, TELUS expanded its international holding by purchasing the remaining interests in TELUS International Philippines, in which TELUS first acquired a controlling interest in 2005. This international call centre capability provides support for TELUS’ bids to offer competitive call centre services to potential new clients.

The following table sets forth certain statistical information with respect to the wireline segment as at December 31 in each of the last three years:

Wireline segment

	2008	2007	2006
Network access lines (000’s)	4,246	4,404	4,548
High-speed Internet net additions (000s)	76	103	154
High-speed Internet subscribers (000’s)	1,096	1,020	917
Dial-up Internet net reductions (000’s)	(31)	(39)	(42)
Dial-up Internet subscribers (000’s)	124	155	194
Total Internet subscribers (000’s)	1,220	1,175	1,111
Full-time equivalent employees (1)	27,700	25,700	23,900
Total employees	28,000	26,100	24,200

(1) Full-time equivalent (FTE) employees include TELUS International FTE employees (8,000 in 2008, 6,700 in 2007 and 4,900 in 2006) and Emergis FTE employees (1,100 in 2008 as a result of the January acquisition).

TELUS — wireless segment

TELUS is a national wireless provider with 6.13 million consumer and business subscribers, and extensive coverage to 32.6 million people or 98 per cent of Canada’s population, when Roaming/Resale Agreements are considered.  TELUS provides integrated digital wireless voice, data and Internet services on a digital PCS (CDMA) network, including 1X and high-speed (EVDO and EVDO Rev A) data capabilities on a third generation high-speed network, business service on the iDEN-based Mike network and Push To Talk (PTT) services with both the Mike iDEN network and PCS network (Instant Talk®).

For the year ended December 31, 2008, the wireless segment accounted for revenue of $4,632 million ($4,264 million for the year ended December 31, 2007), representing approximately 48 per cent of the total revenue of TELUS in 2008 (47 per cent of the total revenue of TELUS for 2007).

In 2008, TELUS won and was awarded 59 licences of AWS spectrum in the 2 GHz range in an auction held by Industry Canada.  The average spectrum won by TELUS was 16.2 MHz nationally, which increases TELUS’ strong spectrum position, and is expected to provide capacity for the introduction of future 4G (fourth generation) service offerings.  (See “Management’s Discussion and Analysis — Section 10. Risks and risk management —10.1 Competition” in TELUS’ 2008 Annual Report — Financial Review.)

In September 2008, the Company turned down its first generation, analogue wireless network, deployed in the mid-1980s, as this network had reached the end of its useful service life and had only 27,600 remaining subscribers.  The deactivation of this network made available more spectrum for digital capacity and allows the Company to focus on improvements in the current third generation (3G) network and prepare for future fourth generation (4G) services.

In October 2008, TELUS announced it had chosen long-term evolution (LTE) as the technology path for its 4G wireless broadband network, and as an interim step, the Company immediately started a national build of a next generation wireless service to be launched commercially by early 2010, based on the latest version of HSPA technology using existing 1900 MHz and 850 MHz spectrum.  The HSPA service is expected to augment TELUS’ existing wireless service portfolio and position the Company for an optimal future transition to LTE.  TELUS’ existing portfolio of wireless services includes CDMA (code division multiple access) providing access to 3G high-speed data services (EVDO Rev A), and iDEN-based Mike service, the Company’s Push To Talk network and business service.  LTE is an emerging worldwide 4G technology that has gained support from many of the world’s largest carriers and manufacturers, but it is not expected to be available commercially for a number of years.  The benefits of the investment in HSPA are expected to include increased international roaming for existing TELUS customers, access to increased global roaming revenues for TELUS, faster network speeds, lower handset costs and greater device selection due to the larger HSPA device ecosystem, and lower network development and ongoing operating costs. TELUS plans to support its CDMA and iDEN (Mike service) customers for the foreseeable future.  (See “Management’s Discussion and Analysis — Section 10. Risks and risk management — 10.2 Technology” in TELUS’ 2008 Annual Report — Financial Review.)

The Company selected two suppliers, Nokia Siemens Networks and Huawei Technologies, for TELUS’ next generation wireless network.  TELUS also announced it has entered into an HSPA network sharing agreement with Bell Canada.  This agreement builds on and enhances an agreement signed in 2001 and is expected to enable TELUS to lower the cost, accelerate deployment of the next generation wireless voice and data services on a national basis, optimize cell-site utilization, and maximize potential operating efficiencies.  (See “Management’s Discussion and Analysis — Section 10. Risks and risk management — 10.1 Competition” in TELUS’ 2008 Annual Report — Financial Review.)

A key development was the March 2008 launch of TELUS’ wireless postpaid Koodo Mobile® brand and service to better address segments of the wireless market and complement the fully featured TELUS brand service. The expected benefits of this basic brand include more flexibility in serving various market segments, increasing postpaid customer additions, and improving client retention programs.

In 2007, Canadian carriers including TELUS successfully implemented wireless number portability (WNP), which gave consumers and businesses the ability to change carriers without changing their telephone number.

TELUS’ EVDO network was upgraded to higher speed EVDO Revision A services in 2007, which are now available to approximately 88 per cent of Canadians when Roaming/Resale Agreements are included.

The following table sets forth certain statistical information with respect to the wireless segment as at December 31 in each of the last three years:

Wireless segment

	2008	2007	2006
Net subscriber additions (000’s) (1)	561	515	535
Gross subscriber additions (000’s)	1,655	1,434	1,293
Wireless subscribers (000’s) (1)	6,129	5,568	5,056
Penetration rate (2)	18.8%	17.5%	16.2%
Wireless market share, subscriber based	28%	27%	27%
Average monthly revenue per subscriber unit	$63	$64	$63
Minutes of use per subscriber per month (MOU)	411	404	403
Cost of acquisition, per gross addition	$346	$395	$412
Monthly deactivations (churn rate)	1.57%	1.45%	1.33%
Digital population coverage (millions)	32.6	31.6	31.0
Full-time equivalent employees	8,200	7,700	7,200
Total employees	8,600	8,100	7,700

(1)                                     Net of the impact of TELUS’ analogue network turndown in Q3 2008 which reduced net subscribers by 27,600.

(2)                                     Subscribers divided by population coverage.

EMPLOYEE RELATIONS

As at December 31, 2008, TELUS employed approximately 36,600 employees, including employees in TELUS International.  Approximately 14,650 employees were unionized (10,620 in the wireline segment and 4,030 in the wireless segment).

On November 20, 2005, a five-year collective agreement came into effect covering approximately 13,300 employees in both the wireline and wireless segments.  The agreement (the TWU Collective Agreement), which expires on November 19, 2010, replaced six previously separate collective agreements and applies to all unionized employees represented by the Telecommunications Workers Union (TWU) located predominantly in B.C., Alberta, Ontario and Québec.

Wireline segment

The TWU represents approximately 8,960 unionized employees in TELUS’ wireline operations across Canada.  These employees are covered by the TWU Collective Agreement.  Approximately 1,060 office, clerical and technical employees in the wireline segment in Québec are represented by the Syndicat Québécois des employés de TELUS, under a collective agreement which expires on December 31, 2009.  In September of 2008, TELUS signed a collective agreement with the Syndicat des Agents de Maîtrise de TELUS (SAMT) covering approximately 480 professional and supervisory employees in TELUS’ wireline operations in Québec. This collective agreement expires on December 31, 2011.  TELUS Sourcing Solutions Inc., which employs approximately 120 unionized employees in the payroll and human resources services business, is signatory to three separate collective agreements in the provinces of Alberta and B.C.

Wireless segment

TELUS’ wireless operations employed approximately 4,030 unionized employees in two separate bargaining units, with the majority of them being clerical and technical employees across Canada in the TWU’s national bargaining unit and a small number of professional and supervisory employees represented by the SAMT in Québec under a collective agreement that expired on March 31, 2007 and is being renegotiated in the first quarter of 2009.

Collective bargaining

Renewal negotiations for the collective agreement with the SAMT in the wireless segment commenced in 2008 and continue into 2009. The terms of the expired agreement will continue to apply until a new collective agreement is ratified. (See “Management’s Discussion and Analysis — Section 10. Risks and risk management — 10.4 Human Resources” in TELUS’ 2008 Annual Report — Financial Review).

CAPITAL ASSETS AND GOODWILL

As at December 31, 2008, the total investment of TELUS in capital assets and goodwill was recorded at a net book value of $16.0 billion on a consolidated basis.  Goodwill, which represents the excess of cost of acquired businesses over the fair value attributed to the net identifiable assets, had a net book value of $3.6 billion.

The principal capital assets of TELUS consist of telecommunications property, plant and equipment and intangible assets and do not lend themselves to description by exact location.  As at December 31, 2008, the total investment of TELUS in capital assets was recorded at a net book value of $12.5 billion on a consolidated basis.  Such assets, located principally in Alberta, B.C., Ontario and Québec, include network facilities, relay and transmission towers, switching equipment, terminal devices, computers, motor vehicles, tools and test equipment, furniture, office equipment and intangible assets.  Spectrum licences, which had a net book value of $3.8 billion as at December 31, 2008, comprise the majority of identifiable intangible assets included in capital assets.

With the exception of terminal devices located at customer premises, most of the Company’s communications plant and equipment are located on land owned or leased, or on rights-of-way obtained, by TELUS.

The real properties of TELUS include: (i) office space and related parking facilities; (ii) work centres for field service and materials management personnel; and (iii) space for exchange, toll and mobile radio equipment.  A small number of buildings are constructed on leasehold land and the majority of the relay stations for TELUS’ public service radio-telephone network are situated on lands held under leases or licences for varying terms.  The network facilities of TELUS are constructed under or along streets or highways pursuant to rights-of-way granted by the owners of land including municipalities and on land owned by the Crown or on freehold land owned by TELUS.  Other communications property, plant and equipment consist of plant under construction and materials and supplies used for construction and repair purposes.  Identifiable intangible assets include wireless spectrum licences, subscriber base and computer software.

TELUS monitors its operations for compliance with applicable environmental requirements and standards, and implements preventative and remedial actions as required.  TELUS’ business of telecommunications services does not generate significant waste products that would be considered hazardous.  For these reasons, remedial action has not been significant to the ongoing operations and expenditures of TELUS.

Value of intangible assets and goodwill

The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test.  The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually.  The Company has selected December as its annual test time.  No impairment amounts arose from the December 2008, 2007 and 2006 annual tests.  The test is applied to each of the Company’s two reporting units: wireline and wireless, which reporting units are identified in accordance with the criteria in the Canadian Institute of Chartered Accountants (CICA) Handbook section for intangible assets and goodwill.

Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

RISK FACTORS

The risk factors in TELUS’ 2008 Annual Report and Management’s Discussion and Analysis are hereby incorporated by reference.  The 2008 Annual Report and Management’s Discussion and Analysis are available at sedar.com.

ALLIANCES

Verizon software and related technology and services

Concurrently with the 2004 sale by Verizon Inc. of its equity interest in TELUS (the Verizon Sale), Verizon and TELUS adjusted their business relationships to reflect changes in their business requirements since their business alliance was first established.

In particular, there were significant amendments to the January 1, 2001 alliance agreement between TELUS and Verizon (the Verizon Agreement) under which TELUS retained exclusive rights to a limited set of specified Verizon trademarks and service marks, software and other technology in connection with the provision of Telecommunications Services (as defined in the Verizon Agreement) in Canada, and Verizon remained subject to a non-compete covenant on the provision of Telecommunications Services in Canada.  The Verizon Agreement expired on December 31, 2008.

In most instances, TELUS has a right to use the specified Verizon software and technology on a non-exclusive basis following the expiry of the agreement.

Directory business

TELUS directories are published by the Yellow Pages Group, pursuant to a series of commercial arrangements that were first entered into in 2001, when TELUS sold its directory advertising services business to Verizon Information Services — Canada Inc. (VIS), a subsidiary of Verizon.  At that time, various TELUS subsidiaries and VIS entered into a series of commercial arrangements whereby VIS acquired the exclusive right to publish TELUS directories and provide on-line directories on TELUS portals, in Canada and within 40 miles of the Canada-U.S. border, for an initial term of 30 years with certain renewal rights thereafter, and TELUS agreed not to compete with this business for the term of the agreement.

In 2004, Verizon announced that it had sold VIS to Advertising Directory Solutions Holdings Inc. (ADSHI), an affiliate of Bain Capital.   In 2005, the Yellow Pages Group announced that it, through Yellow Pages Income Fund, had purchased ADSHI from an affiliate of Bain Capital.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such actions and as such, there can be no assurance that results will not be negatively impacted.  The Company believes that it has put in place reasonable policies, processes and awareness designed to enable compliance with legal obligations and reduce exposure to legal claims.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan

Two lawsuits were commenced in Alberta in 2001 and 2002, respectively, by plaintiffs alleging to be either members or business agents of the TWU, and suing allegedly on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan, respectively. The TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan as defendants, and claims damages in the sum of $15.5 million. The statements of claim were subsequently amended in 2002 by the plaintiffs to include allegations, inter alia, that benefits provided under the two pension plans are less advantageous than those provided under their respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted.  The Company believes that it has good defences to the actions. As a term of the 2005 settlement reached between TCI and the TWU that resulted in a collective agreement, the TWU has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the TWU’s desire and recommendation that these proceedings be dismissed or discontinued. However, the Company has been advised by the TWU that the plaintiffs have not agreed to dismiss or discontinue these actions, and the Company has not been informed of any change in this regard.

Certified class action

A class action was brought in 2004 under class action legislation in Saskatchewan against a number of past and present wireless service providers including the Company. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified on September 17, 2007 by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. The Company has applied for leave to appeal the 2007 certification decision. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

The Company believes that it has good defences to the action.

Uncertified class actions

TELUS and certain subsidiaries are defendants in a number of uncertified class actions. The Company has observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s results.

One such lawsuit is a class action brought on June 26, 2008, in the Saskatchewan Court of Queen’s Bench alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing it off as government charges. The plaintiffs seek restitution and direct and punitive damages in an unspecified amount. The Company is assessing the merits of this claim, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.  Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of persons. Certification of a class action does not determine the merits of the claim, so that if the Company were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims.

Intellectual property and proprietary rights

Technology evolution brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS and its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful.

While TELUS and its affiliates incorporate many technologies into their products and services, they are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is the practice of TELUS and its affiliates to seek and obtain contractual protections consistent with industry practices, to help mitigate the risks of intellectual property infringements.

FOREIGN OWNERSHIP RESTRICTIONS

Certain subsidiaries of TELUS or partnerships in which TELUS has a controlling interest, as Canadian carriers, holders of radio authorizations or licences, and holders of broadcasting licences, are required by the Telecommunications Act (Canada) (the Telecommunications Act), the Radiocommunication Act (Canada) (the Radiocommunication Act) and a Direction to the CRTC (Ineligibility of Non-Canadians) given under the Broadcasting Act (Canada) (the Broadcasting Act) to be Canadian-owned and controlled.  Each of the Canadian carriers, under the Telecommunications Act, is considered to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians.  Substantially the same rules apply under the Radiocommunication Act and the Broadcasting Act.  After the 2006 legal entity restructure, TELUS filed with the CRTC the requisite documentation affirming TCC’s status as a Canadian carrier. TELUS further intends that TCC will remain controlled by TELUS and that it will ensure that TCC remains “Canadian” for the purposes of these ownership requirements.

The Telecommunications Act also provides that in order for a company that holds shares in a carrier to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians.  Accordingly, not less than 66-2/3 per cent of the issued and outstanding voting shares of TELUS must be owned by Canadians and TELUS must not otherwise be controlled in fact by non-Canadians.  To the best of TELUS’ knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding Common Shares of TELUS and TELUS is not otherwise controlled in fact by non-Canadians.

The regulations under the Telecommunications Act provide Canadian carriers and carrier holding companies, such as TELUS, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares.  Under these regulations, such companies may restrict the issue, transfer and ownership of shares, if necessary, to ensure that they and their subsidiaries remain qualified under such legislation.  For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in such regulations:

(i)            refuse to accept any subscription for any voting shares;

(ii)           refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)          suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)          sell, repurchase or redeem any voting shares.

To ensure that TELUS remains Canadian and that any subsidiary of TELUS, including TCC, is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS’ Articles permitting the directors to make determinations to effect any of the foregoing actions.

REGULATION

General

The provision of telecommunications services and broadcasting services in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the CRTC) pursuant to the Telecommunications Act and the Broadcasting Act, respectively.  In addition, the provision of cellular and other wireless services using radio spectrum is also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to regulate the provision of telecommunications services, and to forbear from regulating (i.e. not subject to rate regulation) certain services or classes of services if they are subject to a degree of competition which is sufficient to protect the interests of customers.  However, even when the CRTC forbears from price regulation in respect of a service, it can continue to regulate these services for certain other matters such as network access and interconnection.

Local forbearance

The CRTC and federal government have implemented several changes to the regulatory regime for local telecommunications services.  On December 14, 2006, the Governor in Council issued a direction to the CRTC to rely on market forces to the maximum extent feasible; to ensure technological and competitive neutrality and enable competition from new technologies; to use tariff approval mechanisms that are as minimally intrusive as possible; to complete a review of the framework for mandated access to wholesale services; to publish and maintain performance standards for its various processes; and, to continue to explore new ways of streamlining its processes.

On April 4, 2007, the Governor in Council issued Order in Council P.C. 2007-532 and varied a previous CRTC local forbearance decision (Decision 2006-15) by changing the criteria for local forbearance for residential and business local exchange services.  Instead of requiring at least 25 per cent market share loss in large local forbearance regions, the Order in Council requires two independent facilities-based competitors (of which one can be a wireless service provider) capable of serving at least 75 per cent of the residential lines in a local exchange area.  For business local exchange service, forbearance is granted when one facilities-based competitor is able to serve at least 75 per cent of the business lines in the relevant exchange.

The Order in Council reduced the number of quality of service indicators that must be met for the six-month period prior to the forbearance application.  The Order in Council also removed restrictions on winbacks (actions to regain customers who have switched to a competing service provider) and promotions by the incumbent telephone companies.

Since the Order in Council was issued, TELUS has obtained forbearance for local residential service in 96 exchanges in B.C., Alberta and Québec (about 80 per cent of residential lines in non-high-cost serving areas).  TELUS has also obtained forbearance for local business service in 47 exchanges in B.C., Alberta and Québec (about 70 per cent of business lines).

On April 4, 2007, the Governor in Council also issued Order in Council P.C. 2007-533, which effectively required TELUS and the other incumbent telephone companies to set up an ombudsman service to resolve complaints between consumer and small business customers and providers of forborne retail telecommunications services, including local and long distance telephone service, Internet access service, and wireless service.  TELUS and other telecommunications service providers created the Commissioner for Complaints for Telecommunications Services (CCTS), and TELUS became a founding member on July 23, 2007.  In Decision 2007-130 (released December 21, 2007), the CRTC ordered a number of changes to CCTS’ structure and mandate and made membership mandatory for most telecommunications service providers as of February 1, 2008.  In Decision 2008-46 (released May 30, 2008), the CRTC limited the time period for mandatory membership in CCTS for telecommunications service providers to three years and stated that it would initiate a review of CCTS after three years.  CCTS has the authority to investigate, make recommendations, and ultimately to render decisions that are binding on its members with respect to eligible complaints from their consumer and small business customers.  CCTS can assess a monetary award of up to $5,000 for direct damages actually sustained by a customer of a CCTS member company.

The major categories of telecommunications services provided by TELUS that remain subject to rate regulation are Competitor Services, Public Telephone Services, Services with Frozen Rates and Other Capped Services.  The rates for Residential and Business

Services in exchanges where forbearance has not yet been granted are also still regulated by the CRTC.

Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in Alberta, B.C. and eastern Québec.

On April 30, 2007, the CRTC issued Decision 2007-27 and established an open-ended price cap regime. The CRTC removed the productivity adjustment from the Residential Services in non-high-cost serving areas price cap basket and the Other Capped Services price cap basket.  For the Competitor Services price cap basket, the CRTC reduced the productivity adjustment from inflation (as measured by the chain-weighted Gross Domestic Product Price Index) minus 3.5 per cent, to inflation minus 3.2 per cent.  The Commission moved residential optional local services and service bundles containing residential local exchange service to the Uncapped Services basket (no upward pricing constraints).

The CRTC capped residential service rates in urban areas at existing levels and limited annual rate increases in rural areas to the rate of inflation (to a maximum of five per cent).  However, the CRTC removed restrictions on rate de-averaging for residential local service and optional local services.  Subsequent to the price cap decision, the CRTC also removed restrictions on rate de-averaging for business and pay telephone services (Decision 2007-106).

In 2002, the CRTC incorporated a deferral account mechanism to which was added an amount equivalent to the cumulative annual productivity adjustments for residential services in non-high cost serving areas, less an amount to compensate for certain mandated price reductions (generally for competitor wholesale services).

In February 2006, the CRTC determined in Decision 2006-9 that the funds accumulated in the ILEC deferral accounts could be used to expand broadband services to rural and remote communities and to improve accessibility to telecommunications services for individuals with disabilities.  After receiving proposals from the ILECs in response to Decision 2006-9, the CRTC launched a further proceeding in November 2006 (Public Notice 2006-15) to further explore the ILECs’ proposals.  On July 6, 2007, the CRTC issued Decision 2007-50 which partially approved TELUS’ broadband expansion proposal for 115 locations in TELUS’ ILEC territory.

On January 17, 2008, the CRTC released Decision 2008-1 which identified an additional 119 rural and remote communities in TELUS’ incumbent operating territories that are eligible for broadband expansion using deferral account funds.  In addition, the decision approved the use of approximately five per cent of the accumulated balance of TELUS’ deferral account for improving access to telecommunications services for persons with disabilities.  The CRTC also determined that any funds remaining in TELUS’ deferral account, other than those required to implement the broadband expansion and accessibility initiative, should be rebated to the Company’s residential local customers in non-high cost serving areas.

There have been a series of escalating court actions since the issuance of CRTC Telecom Decision 2006-9 and Telecom Decision 2008-1 and the litigants have included the Consumers Association of Canada, the National Anti-Poverty Organization, Bell Canada and the Company. The consumer groups have appealed to the courts to direct that rebates be made to local telephone subscribers rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has appealed to the courts that the CRTC has exceeded its jurisdiction to the extent it approved rebates from the deferral account. The Company’s appeal likewise argues that the CRTC exceeded its jurisdiction.  The appeal is based on the fact that the rates in question were made “final” and were found to be “just and reasonable” by the CRTC. As a result, the  funds in the deferral account are the property of the Company and cannot be rebated to customers.  The Supreme Court of Canada has granted a stay of CRTC Telecom Decision 2006-9 in so far as it requires a rebate to local telephone subscribers. The appeals pertaining to the disposition of the accumulated amounts in the deferral account by the consumer groups, Bell Canada and the Company are currently scheduled to be heard by the Supreme Court of Canada in March 2009. The Company anticipates a decision on this matter in the latter half of 2009. There is no guarantee that the ILECs will be able to proceed with their proposals for the use of deferral account funds pending the outcome of such appeals.  TELUS would still be obligated to implement the accessibility initiatives.

Local competition framework

The regulatory framework for local services competition has a number of components, the more important of which are summarized below.

Essential Services

The CRTC requires ILECs like TELUS to make certain “essential facilities” available to competitors, at rates based on the ILEC’s incremental cost plus an approved mark-up.  In December 2007, the CRTC completed an extensive review of the regulatory framework for essential services initiated by Public Notice 2006-14.

On March 3, 2008, the CRTC issued Decision 2008-17 which set out, among other matters, a three to five year phase-out process after which time various non-essential services will no longer be subject to regulation.  Services subject to phase out include fibre-based access and transport services, higher speed competitor digital network (CDN) access, all speeds of other CDN services, Ethernet services, and operator services.  During the phase-out period, ILECs are permitted to negotiate “off-tariff”, competitor-specific supply arrangements, for services subject to phase out, without Commission approval.  For all other mandated wholesale services (including unbundled local loops, low-speed CDN access facilities, asymmetric digital subscriber line (ADSL) access service and co-location services), there is no change to the pricing principles.  As well, these facilities remain subject to mandated supply until market conditions change.  Any party can apply in the future to remove the mandated supply obligations for these facilities based on changes in market conditions.

On December 11, 2008, the CRTC issued Decision 2008-116 which determined that new wholesale services will be subject to regulation by the CRTC.  The CRTC will allow the ILECs to apply for forbearance for new services where conditions warrant, failing which these new wholesale services must be offered in conformity with the CRTC’s Decision 2008-17 wholesale framework.  In Decision 2008-117, also issued on December 11, 2008, the CRTC determined that the ILECs are required to provide wholesale ADSL speeds to match any new retail ADSL speeds that they offer to retail customers.  The CRTC subsequently confirmed, in Telecom Order CRTC 2009-111 issued on March 3, 2009, that this wholesale matching requirement extends to all new retail ADSL access services offered over an access path that includes copper facilities.  In Decision 2008-118, issued on December 11, 2008, the CRTC maintained wholesale Ethernet access and transport services as non-essential subject to phase-out.  This determination will result in the deregulation of these services after five and three years, respectively.

Contribution and portable subsidies

The cost to local exchange carriers of providing the basic level of residential services in high-cost serving areas (as required by the CRTC) is higher than the amounts the CRTC allows the local exchange carriers to charge for the level of service.  Accordingly, the CRTC collects contribution payments from all Canadian telecommunication service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in these high-cost serving areas.  The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate. The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunication service providers, calculated as a percentage of their telecommunication service revenue.  Entertainment, Internet, paging and terminal equipment revenues are exempt from the revenue charge.  In November 2008, the CRTC finalized the contribution revenue percentage charge for 2008 at 0.87 per cent and also set an interim rate for 2009 at 0.87 per cent.

Implementation of phase II wireless enhanced 911 (E9-1-1) services

On February 2, 2009, the CRTC issued Telecom Policy CRTC 2009-40, directing Canadian wireless service providers to implement wireless phase II E9-1-1 service by February 1, 2010, and ruling that wireless service providers are responsible for their own costs of implementation. Wireless phase II E9-1-1 services are intended to automatically provide E9-1-1 call centres with more precise location information when a person calls 9-1-1 emergency services from their wireless handsets. Wireless phase II E9-1-1 services are designed to provide the caller’s location using a GPS-based system, a triangulation method using the nearest cellular towers, or a combination thereof. The CRTC has ordered all Canadian wireless providers to implement wireless phase II E9-1-1 services in the same areas where wireline E9-1-1 services were already available by February 1, 2010 (stage 1). The CRTC is expected to issue a decision on stage 2 of phase II E9-1-1 (providing mid-call location updates) after a working group tables its recommendations later in 2009. TELUS is working to meet the requirements of this CRTC decision, but there can be no assurance that TELUS can successfully implement the first stage of wireless phase II E9-1-1 services across its entire wireless operating territory by February 1, 2010.

Quality of service

The CRTC monitors quality of service for retail services in non-forborne areas.  On November 8, 2008, the CRTC issued Decision 2008-105 which made significant changes to the retail quality of service monitoring regime that applies to the ILECs in non-forborne areas.  The CRTC eliminated the retail rate adjustment plan and reduced the number of quality of service indicators being monitored from 17 to three.

The CRTC also monitors quality of service for competitor services and enforces a rate adjustment plan and associated rebates for ILECs that do not meet approved quality of service standards for these services.

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act, which is administered by Industry Canada.  All of TELUS’ wireless communications services depend on the use of radio frequencies.  While economic regulation of wireless services falls under CRTC jurisdiction, wireless services have, generally, been subject to regulatory forbearance.

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations.  Licence revocation is rare; licences are usually renewed upon expiration (see “Management’s Discussion and Analysis — Section 10. Risks and risk management — 10.3 Regulatory” in TELUS’ 2008 Annual Report — Financial Review).

Wireless Number Portability.  Wireless number portability (WNP) enables consumers to retain their telephone number when switching between service providers or between wireline and wireless service. In Decision 2005-72, the CRTC directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to fully implement WNP by September 2007.  TELUS has successfully completed this implementation. Canada was the second country in the world after the United States to offer complete number portability (wireless-to-wireless, wireless-to-wireline and wireline-to-wireless). TELUS has experienced modestly higher churn rates since the introduction of WNP. The initial post-WNP phase of pent-up demand to switch has subsided, but churn rates may be permanently higher in the future.

Radiocommunications spectrum licences

TELUS holds radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed.  TELUS holds significant 1.9 GHz PCS spectrum throughout Canada, is the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and holds 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Québec.  In addition, TELUS holds various radio spectrum licences for fixed services in the 24/38 GHz, 2.3/3.5 GHz band throughout Canada, paging services, analogue two-way radio services, and legacy mobile-telephone and other miscellaneous wireless services.

Licence terms and renewals. Currently, spectrum licences in Canada for PCS and cellular spectrum will expire in 2011 and 2013 (see “Management’s Discussion and Analysis — Section 10. Risks and risk management — 10.3 Regulatory” in TELUS’ 2008 Annual Report — Financial Review).  The spectrum licences for the auctioned 24/38 GHz, 2.3/3.5 GHz and PCS spectrum have a ten-year term from the date of issuance.  Most other radiocommunications spectrum licences are renewed annually (see

“Management’s Discussion and Analysis — Section 10. Risks and risk management — 10.3 Regulatory” in TELUS’ 2008 Annual Report — Financial Review).

Spectrum auction.  On February 16, 2007, Industry Canada released a discussion paper for the then-upcoming auction for AWS spectrum in various spectrum bands.  On November 28, 2007, the Minister released a policy framework on how the auction would be conducted.  The major elements included a set aside for new entrants of 40 MHz of the available 90 MHz of AWS spectrum, mandated roaming, and mandated tower and site sharing requirements at commercial rates subject to binding arbitration.  On February 27, 2008, Industry Canada clarified its decision on roaming indicating that new entrants are required to build before roaming and that resale will not be mandated, but rather left to commercial negotiations between relevant parties.  Terms of roaming and tower and site sharing will be based on commercial terms and subject to binding arbitration where commercial negotiations are not successful.  Final conditions of licence were subsequently released on February 29, 2008.  The auction began on May 27, 2008 and ended July 21, 2008.

TELUS was successful in obtaining AWS spectrum licences covering a national footprint and will have increased capacity for advanced wireless services. Besides Rogers and Bell Canada, licences were provisionally awarded to several new wireless service providers including Shaw Communications Inc., Quebecor Media Inc., Globalive Wireless LP., Bragg Communications Inc., Data & Audio-Visual Enterprises Wireless Inc., BMT Holdings and six smaller firms.

700 MHz Spectrum: The U.S. had a spectrum auction for the 700 MHz spectrum in early 2008.  This spectrum is currently assigned to over-the-air broadcasters and became mobile in the U.S. in 2009. The CRTC has set a shut-down date for analog television transmission in Canada by August 31, 2011.  After this date, no licences for analog transmission will be issued or renewed, thereby eventually freeing up this spectrum.  On January 19, 2008, Industry Canada initiated an auction consultation process for spectrum at 700 MHz strictly covering public safety usage.  A consultation process for commercial use is expected to be announced before the analog TV shut down in 2011.  There is no guarantee that the Canadian government will not reserve spectrum for new entrants or that it will not, as was done in the U.S., adopt some elements of open access for some of this spectrum.

2.5/2.6GHz: Industry Canada had previously announced plans to auction certain unlicenced spectrum at 2.6GHz and clawback spectrum at 2.5/2.6 GHz for mobile and fixed wireless services.  A consultation on this spectrum is expected to be announced, presumably sometime between 2009 and before expiration of current licences in 2011.  TELUS does not currently hold spectrum in these bands.

800 MHz Re-banding: In 2004, the FCC released a Report and Order adopting a plan to resolve interference to public safety radio systems in the 800 MHz band in the U.S.  Sprint Nextel’s ESMR system was identified as the primary contributor of this interference. The U.S. is planning to realign the band so that Public Safety systems would be relocated to the bottom of the 800 MHz band and Sprint Nextel’s ESMR system would operate in the upper part of the band.

In Canada, the TELUS Mike (ESMR) network also uses this same frequency spectrum. Because of the way licensing is carried out for the Mike network (i.e. each site is analyzed and licenced individually), TELUS and Industry Canada have been able to minimize the number of Public Safety interference issues to a few across Canada (compared to more than 1500 in the U.S.).

However, TELUS has an existing Special Co-Ordination Procedure (SCP), endorsed by both Industry Canada and the FCC, wherein TELUS and Sprint-Nextel utilize each other’s channels within their respective ESMR networks at specific border areas across the country. These channels serve to increase the number of available channels available to both networks to better serve the area. The re-alignment threatens the continued use of the channels specified in the SCP.

While discussions with both the Canadian and U.S. regulators indicate that TELUS should be able to continue to have access to a certain number of SCP channels in the border areas, until such time as the U.S. announces their final decision, there is no assurance that TELUS will be able to continue to use these channels.

Broadcasting services

The Broadcasting Act governs all types of broadcasting activities including commercial off-air radio and television broadcasting, the operation of other programming services such as specialty and pay television, as well as the distribution of television services through cable or satellite undertakings.

The Broadcasting Act and its regulations give the CRTC the authority to issue licences for specific categories of broadcasting undertakings and to regulate the content provided and rates charged by each category of broadcasting undertaking.  In August 1996, the federal government issued its policy under which “telecommunications common carriers” (as defined in the Telecommunications Act) would be allowed to apply for broadcasting distribution undertaking (BDU) licences to provide cable television service.  In 1997, the CRTC confirmed that new entrant BDUs, including telecommunications common carriers, would not be rate regulated and would not have an obligation to serve.  However, the CRTC confirmed that new entrants would have to meet all the same content and carriage obligations as incumbent BDUs.

TELUS has been licenced by the CRTC to operate Class 1 Regional BDUs in each of B.C., Alberta and Québec utilizing its IP facilities.  TELUS also holds a national licence to operate a video-on-demand programming service.  All of TELUS’ services are fully digital and thus benefit from the more flexible regulatory regime regarding BDU packaging established by the CRTC in its Digital Migration Framework.

Licence renewals:  The TELUS broadcasting licences are set to expire in 2009 and the renewal process for these licences commenced in 2008.  TELUS does not expect any difficulties in obtaining these renewals for further seven year terms.

Policy framework review for broadcasting distribution and specialty and pay television services:  The CRTC issued a revised policy for broadcasting distribution undertakings in Broadcasting Public Notice 2008-100. In this policy, the CRTC increased contribution requirements of distribution undertakings by one per cent of gross revenues. This policy also altered the framework regarding the offering of distant over-the-air television signals, which will likely make the offering of time-shifting packages more expensive. The new policy framework also provides for new flexibility for broadcasting distribution undertakings in packaging of Canadian and foreign programming services. These changes will take effect at the same time as the digital conversion of analogue over-the-air signals in August 2011.

In addition, the CRTC has initiated a proceeding to review its exemption orders regarding new media broadcasting undertakings (which dates back to 1999) and mobile television broadcasting undertakings (which was issued in 2005).  The CRTC has a policy of reviewing its exemption orders every five years.  The CRTC has launched a public hearing (Broadcasting Notice of Public Hearing 2008-11) for this review and initial comments have been filed.  Some of the proposals made in this first round of comments were considered by the CRTC at an oral hearing that began in February 2009 and included mandating a contribution requirement for ISPs to create a fund to subsidize the creation of Canadian new media content and implementing incentives for the promotion of Canadian new media content on the Internet.  These proposals all raise significant jurisdictional, public policy and enforcement issues for the CRTC but there can be no assurance that the CRTC will not attempt to implement some measures to benefit Canadian new media content.  A decision is expected by the end of 2009.

Internet access services

The CRTC has also initiated a separate proceeding to investigate the Internet traffic management practices of Canadian ISPs.  This follows a November 2008 decision by the CRTC denying a request to have Bell Canada halt its traffic shaping (or throttling) of peer-to-peer file sharing application traffic on its wholesale ADSL access service.  The CRTC’s review of Internet traffic management practices includes both wholesale and retail services and encompasses such issues as the growth of Internet traffic and how this has affected ISP networks and what (if any) practices might violate the unjust discrimination or control of content rules in the Telecommunications Act.  An oral hearing is scheduled for July 2009 and a decision (which may set out some broad principles or guidelines under which the Commission will review future contested Internet traffic management practices) is expected by the end of 2009.

COMPETITION

TELUS expects continued strong competition in the wireline and wireless businesses in all principal markets and geographic areas.  The following is a summary of the competitive environment in each of TELUS’ principal markets and geographic areas.

Wireline segment

TELUS’ wireline telephony competitive environment is divided into two regions, ILEC and non-ILEC, based on its treatment under CRTC rules.

TELUS has always experienced competition for data services.  Long distance and local access voice services have faced competition since 1993 and 1998, respectively.

TELUS is an ILEC in Alberta, B.C. and parts of Québec, while it operates as a CLEC in the rest of Canada.  In mid-2007 the CRTC forbore from price regulating the provision of residential local telephone service in Fort McMurray, Alberta.  Since that time, the CRTC has forborne from regulating approximately 80 per cent of TELUS’ residential customer market and 70 per cent of its business market.  Forbearance allows TELUS pricing flexibility for most customers in forborne exchanges but does not remove caps on prices for stand-alone basic residential telephone customers.  Where TELUS competes as a

CLEC, it is forborne from regulation.  TELUS has higher market share in areas where it is the ILEC; however, competition has been increasing over time.

Within TELUS’ ILEC territories, a number of competitors offer voice and data services through a combination of their own facilities and unbundled network elements provided by TELUS. The primary competitors are: BCE Inc. including its subsidiary Bell Canada, Shaw Communications, MTS Allstream (a subsidiary of Manitoba Telecom Services Inc), Rogers Communications Inc., and Primus Telecommunications Canada.  A number of these competitors have built extensive local fibre optic networks in TELUS’ ILEC service territories.  All of these competitors are increasingly integrating and bundling voice and data services in order to provide both discounted and more extensive service offerings to customers.

In addition to providing telephony services, TELUS is an ISP in Alberta, B.C., and in parts of Ontario and Québec.  In the residential sector and, to some extent, the business sector, cable-TV companies are also providing high-speed Internet services and represent significant competition to the ILECs.  Shaw Communications is TELUS’ primary competitor in the provisioning of high-speed Internet and residential telephone services to consumers in Alberta and B.C.  In the Québec ILEC region, the Company’s primary competitors are Cogeco and Videotron.

In recent years, a number of new Internet-based competitors have entered the market for local and long distance voice services in TELUS’ ILEC and non-ILEC regions.  These competitors utilize voice over Internet protocol (VoIP) technologies to offer customers phone service over existing Internet connections. In the past few years, non-facilities based VoIP service providers (such as Vonage and Skype) have had some success.  However, the cable-TV companies (such as Shaw Communications, Rogers Communications, Videotron, Cogeco) have been the most successful VoIP competitors having captured an estimated 2.6 million VoIP service subscribers by the end of 2008.  TELUS expects competition to remain intense especially because VoIP competitors are largely free from regulatory burden, thereby offering them significant flexibility in competing against ILECs such as TELUS (particularly in non-forborne areas).

TELUS also faces competition from companies without wireline networks.  Wireless service providers offer rate plans and services that are intended to compete directly with ILEC local services.  Resellers of primary local exchange services and smaller competitors in niches such as dial-around plans and calling card services have been operating in Alberta and B.C. for several years and also compete with TELUS’ ILEC operations.

In its non-ILEC territories, TELUS’ major competitors for wireline voice and data services are the incumbent carriers.  In most cases, these competitors are subsidiaries or affiliates of BCE Inc.  The other primary competitors are MTS Allstream and Rogers Communications Inc. with increasing competition from cable-TV companies and municipal hydro company owned telecommunications providers.

A significant development on the competitive front in 2008 was the termination of the definitive agreement to acquire BCE Inc. by a consortium of private equity investors.  Instead, BCE Inc. remains a public company.  (See “Management’s Discussion and Analysis – Section 1. Introduction, performance summary and targets - 1.2 Canadian economy and telecommunications industry” in TELUS’ 2008 Annual Report – Financial Review.)

System integrators such as IBM Canada and HP also represent a competitive threat to TELUS in both IT services as well as the business market for higher bandwidth and other data and voice network management and network integration services.

Wireless segment

TELUS offers wireless voice and data services to consumers and businesses nationally on both the ESMR (branded Mike) and the PCS/cellular networks and competes in both the prepaid and postpaid markets.

TELUS’ primary competitors are Bell and Rogers - both have national networks, a broad offering of wireless voice and data services for consumers and businesses and a large existing customer base.  Regional competitors include Sasktel and MTS; these firms have coverage in very specific geographic regions and are key competitors in those particular markets.

In April 2005, Virgin Mobile began offering services across Canada.  Virgin Mobile is a Mobile Virtual Network Operator (MVNO) which is owned in part by Bell and utilizes the Bell network for the provisioning of services.  In addition, both Bell and Rogers are supporting other MVNO partnerships with cable-TV companies (such as Eastlink) and other resellers (such as President’s Choice, Petro-Canada and 7-Eleven).  To compete with MVNOs and other basic brands for price-sensitive clients, Bell and Rogers are promoting their respective basic brand offerings through strategies such as per second billing and extended hours on free nights and weekend calling.  In March 2008, TELUS successfully launched its basic postpaid Koodo Mobile brand and service to better address segments of the wireless market and complement the fully featured TELUS brand service.  Competition within the wireless market is anticipated to remain intense.

As a result of the 2008 AWS spectrum auction, new wireless entrants as outlined on page 29 are expected to commence operations in all regions of the country in the coming years.  The operational details and launch timing of these new wireless entrants continue to evolve but some have announced plans to begin service in late 2009 and early 2010.  Additionally, there is the possibility that the upcoming 700 MHz and 2.5/ 2.6 GHz auctions will lead to the entry of additional wireless providers on a regional and/or national basis in a few years.

New entrants will benefit from mandated roaming and tower/site access and from the lower prices paid for set-aside spectrum compared to the open spectrum purchased by incumbents during the 2008 spectrum auction.  Several AWS auction participants such as regional cable operators (e.g., Videotron) and new entrants (e.g., Globalive) are expected to deploy discount strategies in order to gain market share.   (See “Management’s Discussion and Analysis – Section 10. Risks and risk management – 10.1 Competition” in TELUS’ 2008 Annual Report – Financial Review.

TELUS offers a number of wireless Internet offerings using the networks noted above as well as wireless LAN services such as WiFi (802.11) in “hotspots” and other areas utilizing unlicenced spectrum.  In offering wireless Internet and LAN access services, TELUS competes, to a limited extent, with wireline business Internet access providers.

TELUS also competes with numerous national, regional and local paging companies for paging customers in Alberta, B.C. and eastern Québec.  It also competes with major equipment manufacturers for private radio engineered systems.

Other emerging competitive services

A number of additional longer term factors are expected to increase competition in the communications industry such as the continuing convergence of cable-TV, satellite, computer, wireline and wireless technologies.

In November 2005, TELUS commercially launched TELUS TV within select neighbourhoods in the Edmonton and Calgary markets.  TELUS TV is now available in Alberta in Calgary, Edmonton, Grande Prairie and Fort McMurray; in British Columbia in Vancouver, Whistler and the Lower Mainland area; and in Québec in Rimouski.  Additional serving areas in these three provinces are targeted for 2009.  TELUS has also begun offering HD capability in select areas through the deployment of ADSL2+ technology.  (See “Management’s Discussion and Analysis – Section 10. Risks and risk management – 10.1 Competition” in TELUS’ 2008 Annual Report – Financial Review.)

In this segment, TELUS competes with established cable-TV video providers, such as Shaw Communications and Cogeco, and with direct-to-home broadcast satellite companies, such as Bell TV and Star Choice.

Competition is also intense in other emerging markets such as multimedia conferencing, Web hosting, information security services, contact centre setup, application management, and human resource business process outsourcing.  TELUS took a significant step forward in the advancement of its growth strategy with its acquisition of Emergis, which was integrated with TELUS’ own health care resources to form TELUS Health Solutions (See Description of the Business and General Developments.)  TELUS Health Solutions develops and manages solutions that automate transactions and the secure exchange of information.  TELUS Health Solutions has expertise in electronic health-related claims processing, health records systems, pharmacy management solutions, point-of-sale transaction processing, cash management and loan document processing and registration.  The acquisition of Emergis is expected to enable TELUS to further enhance its reputation as an organization that understands these industries and can deliver innovative solutions to increase their efficiency and the service they provide to Canadians.

DIVIDENDS DECLARED

The dividends per Common Share and Non-Voting Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2008, are shown below.

Quarter ended (1)	2008	2007	2006
March 31	$0.45	$0.375	$0.275
June 30	$0.45	$0.375	$0.275
September 30	$0.45	$0.375	$0.275
December 31	$0.475	$0.45	$0.375

(1) Paid on the first business day of the next month.

TELUS’ Board of Directors reviews its dividend rate quarterly.  On November 7, 2008, TELUS announced that it was increasing its dividend to $0.475 per share on the issued and outstanding Common and Non-Voting Shares.  This 5.6 per cent increase was consistent with the Company’s forward-looking dividend payout ratio guideline of 45 to 55 per cent of sustainable net earnings first set in October 2004.  TELUS’ quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.

CAPITAL STRUCTURE OF TELUS

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: 1) 1,000,000,000 Common Shares without par value; 2) 1,000,000,000 Non-Voting Shares without par value; 3) 1,000,000,000 First Preferred shares without par value and; 4)  1,000,000,000 Second Preferred shares without par value.  The Common Shares and Non-Voting Shares are listed for trading on the Toronto Stock Exchange and the Non-Voting Shares are listed for trading on the New York Stock Exchange.  See “Market for Securities”.

TELUS Common Shares and TELUS Non-Voting Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares and the Non-Voting Shares are entitled to participate equally with each other with respect to the payment of dividends and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

Neither the Common Shares nor the Non-Voting Shares can be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same manner.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the members of TELUS on the basis of one vote per Common Share held.  The holders of Non-Voting Shares are entitled to receive notice of, attend and be heard at all general meetings of the members of TELUS and are entitled to receive all notices of meetings, information circulars and other written information from TELUS that the holders of Common Shares are entitled to receive from TELUS, but are not entitled to vote at such general meetings unless otherwise required by law.  Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

In order to ensure that the holders of the Non-Voting Shares can participate in any offer which is made to the holders of the Common Shares (but is not made to the holders of Non-Voting Shares on the same terms), which offer, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, must be made to all or substantially all the holders of Common Shares who are in any province of Canada to which the requirement applies (an Exclusionary Offer), each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or part of the Non-Voting Shares held into an equivalent number of Common Shares during the applicable conversion period.  In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

If all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act are changed so that there is no restriction on any non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one for one basis, and TELUS will have the right to require holders of Non-Voting Shares who do not make such an election to convert such shares into an equivalent number of Common Shares.

TELUS will provide notice to each holder of Common Shares before a general meeting of members at which holders of Non-Voting Shares will be entitled to vote as a class.  In such event, holders of Common Shares will have the right to convert all or part or their Common Shares into Non-Voting Shares on a one for one basis provided and to the extent that TELUS and its subsidiaries remain in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

The Common Shares are subject to constraints on transfer to ensure TELUS’ ongoing compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.  As well, holders of Common Shares will have the right, if approved by the Board of Directors of TELUS, to convert Common Shares into Non-Voting Shares in order that TELUS be in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

In all other respects, each Common Share and each Non-Voting Share have the same rights and attributes.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS.  No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares.  Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the members of TELUS.  The First Preferred shares rank prior to the Second Preferred shares, Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

 Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares.  Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the members of TELUS.  The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

TELUS Rights Plan

TELUS adopted a shareholder rights plan (the Rights Plan) in March 2000 and issued one right (a Series A Right) in respect of each Common Share outstanding as at such date and issued one right (a Series B Right) in respect of each Non-Voting Share outstanding as of such date.  The Rights Plan has a term of 10 years subject to shareholder confirmation every three years.  The Rights Plan was amended and confirmed as amended by the shareholders first in 2003 and again in 2005 and 2008.  Each Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20 per cent or more of the voting shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Non-Voting Shares for $160 (i.e. at a 50 per cent discount).

RATINGS

Ratings information contained in “Management’s Discussion and Analysis – Section 7. Liquidity and capital resources – 7.7 Credit Ratings” in TELUS’ 2008 Annual Report – Financial Review is hereby incorporated by reference.  TELUS’ 2008 Annual Report and Management’s Discussion and Analysis are available at sedar.com.  Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

A description of the rating categories applied to TELUS as at December 31, 2008 from each agency is below.  The outlook or trend for TELUS from four agencies was stable.

Institution	Rating	Outlook
Fitch

“BBB” ratings indicate that there is currently expectation of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic

An Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which

Institution	Rating	Outlook

conditions are more likely to impair this capacity. This is the lowest investment grade category.

The modifiers “+” or “-” may be appended to ratings “AA” to “CCC” to denote relative status within major rating categories.

outlooks are ‘stable’ could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action.

DBRS

Long-term debt rated “A” is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities.

While “A” is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Long-term debt rated “BBB” is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

The ratings from “AA” to “CCC” are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.

DBRS’ short-term debt rating scale is meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. The ratings range from R-1 (high) to D. Short-term debt rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations

Each DBRS rating category is appended with one of three rating trends - “Positive”, “Stable”, or “Negative”. The rating trend helps to give the investor an understanding of DBRS’s opinion regarding the outlook for the rating in question. However, the investor must not assume that a positive or negative trend necessarily indicates that a rating change is imminent.

Institution	Rating	Outlook
are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

S&P

An obligator rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Rating outlooks assess the potential direction of a long term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor to a rating change or CreditWatch placement. Outlooks may be positive, negative, stable, or developing and they accompany all long-term credit ratings except those on CreditWatch.

Moody’s

Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s also provides a rating outlook which is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (NEG), Stable (STA), and Developing (DEV – contingent upon an event.

Ratings Under Review (RUR) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS and the date each such person became a director of TELUS are as set out below.  Currently, there are 12 directors on the TELUS Board.  Each was elected at TELUS’ annual and special meeting on May 8, 2008 for a one year term.

Directors of TELUS (Name and municipality of residence)	Director since (1)	Principal occupation

R.H. (Dick) Auchinleck (4 - Chair) (5) Calgary, Alberta	2003	Presiding Director, ConocoPhillips (oil and gas)
A. Charles Baillie (3 - Chair) (5) Toronto, Ontario	2003	Chair, Alberta Management Investment Corporation (pension investment corporation)
Micheline Bouchard (2) Montréal, Québec	2004	Corporate Director
R. John Butler (3) (4) Edmonton, Alberta	1995	Counsel, Bryan & Company (law firm)
Brian A. Canfield (5) Point Roberts, Washington	1989	Chair, TELUS Corporation
Pierre Y. Ducros(2) Montréal, Québec	2005	President of P. Ducros & Associés Inc. (investment and administration firm)
Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation
Ruston E.T. Goepel (2) Vancouver, B.C.	2004	Senior Vice President, Raymond James Financial Ltd. (investment firm)
John S. Lacey (3) (4) Toronto, Ontario	2000	Chairman, Advisory Board, Tricap Restructuring Fund (investment fund)
Brian F. MacNeill (2 - Chair) Calgary, Alberta	2001	Chairman, Petro Canada (oil and gas company)
Ronald P. Triffo (2) Edmonton, Alberta	1995	Chairman, Stantec Inc. (engineering company)
Donald Woodley (4) (5 — Chair) Mono Township, Ontario	1998	Corporate Director

(1)            TELUS or its predecessors

(2)            Member of Audit Committee

(3)            Member of Human Resources and Compensation Committee

(4)            Member of Corporate Governance Committee

(5)            Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Micheline Bouchard was President and CEO, ART Advanced Research Technologies Inc. from 2002 to July

2006; and Don Woodley was interim CEO and President of GENNUM Corporation from November 2005 to September 2006.

Executive Officers

The name, municipality of residence and present and principal occupations of each of the executive officers of TELUS, as of March 10, 2009, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS
Josh Blair Vancouver, B.C.	Executive Vice President, Human Resources

Brian A. Canfield Point Roberts, Washington	Chair

Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

Robert G. McFarlane Vancouver, B.C.	Executive Vice President and Chief Financial Officer

Joe M. Natale Toronto, Ontario	Executive Vice President and President, Business Solutions

Karen Radford Westmount, Québec	Executive Vice President and President, TELUS Québec and Partner Solutions

Kevin A. Salvadori Vancouver, B.C.	Executive Vice President, Business Transformation and Technology Operations

Eros Spadotto Toronto, Ontario	Executive Vice President, Technology Strategy

John Watson Toronto, Ontario	Executive Vice President and President, Consumer Solutions

All of the officers above have been engaged for the past five years with TELUS, its subsidiaries, affiliates or predecessors thereof.

TELUS shares held by directors and executive officers

As at March 10, 2009, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 304,255 Common Shares, which represented approximately 0.17 per cent of the outstanding Common Shares and 326,518 Non-Voting Shares, which represented approximately 0.23 per cent of the outstanding Non-Voting Shares.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed, for the ten years ended March 10, 2009, TELUS is not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  In December 1998, John Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen’s filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (Canada) (CCAA).  In March 2006, Mr. Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap).  Stelco filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.  Charles Baillie was formerly a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code.  He ceased to be director when the company emerged from bankruptcy on February 1, 2008.  Robert G. McFarlane was a director of Ascalade Communications Inc. (Ascalade) until his resignation in February 2008.  In March 2008, Ascalade filed for bankruptcy protection under the CCAA.

Other than as disclosed, for the ten years ended March 10, 2009, TELUS is not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.  On June 14, 2006, and at the request of Cognos Incorporated (Cognos), the Ontario Securities Commission (OSC) issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators.  The delay was related to a review by the United States Securities and Exchange Commission (SEC) of the way Cognos allocated revenue between post-contract customer support and licence fees.  The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos’ revenue recognition policy.  Mr. Ducros ceased to be a director of Cognos in February 2008 after its takeover by IBM.

MARKET FOR SECURITIES

TELUS’ Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange (TSX) under “T” and “T.A” respectively and the TELUS Non-Voting Shares are listed on the New York Stock Exchange under “TU”.  Monthly share prices and volumes for 2008 are listed below:

TSX – Common and Non-Voting Shares

	Common Shares			Non-Voting Shares
Month	High($)	Low($)	Volume	High($)	Low($)	Volume
January	49.90	41.05	25,908,530	48.49	39.41	16,683,564
February	47.43	41.51	16,656,575	46.15	39.86	11,943,287
March	45.70	41.55	22,194,256	44.55	40.12	16,139,951
April	47.48	43.66	15,124,703	45.87	43.14	7,630,807
May	48.87	45.30	15,566,827	47.14	43.65	9,950,596
June	47.78	42.10	15,991,253	46.31	40.26	11,142,203
July	43.75	37.30	19,255,629	42.21	35.33	12,306,319
August	42.79	37.50	14,422,852	41.99	35.77	10,943,030
September	43.76	36.01	25,541,546	42.00	35.29	10,581,303
October	43.65	34.12	24,579,348	40.50	31.83	10,290,592
November	43.66	33.80	17,477,074	41.12	31.46	11,888,739
December	39.50	32.27	19,241,286	36.91	29.70	11,037,789

NYSE – Non-Voting Shares

Month	High ($ U.S.)	Low ($ U.S.)	Volume
January	48.87	38.41	2,427,366
February	47.44	39.53	1,591,157
March	45.18	39.24	3,165,402
April	45.34	42.54	1,450,204
May	47.89	43.20	1,794,966
June	46.40	39.83	1,619,915
July	41.02	34.52	2,626,018
August	39.01	34.35	1,977,760
September	39.12	33.26	3,166,237
October	37.32	26.83	6,079,218
November	35.48	24.48	4,635,774
December	29.55	24.19	7,164,778

INTERESTS OF EXPERTS

Deloitte & Touche LLP, Chartered Accountants, are the auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures.  A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this Annual Information Form.

The current members of the Audit Committee are Brian F. MacNeill (Chair), Micheline Bouchard, Pierre Y. Ducros, Ruston E. T. Goepel and Ronald P. Triffo.  Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that Brian MacNeill is an audit committee financial expert and has accounting or related financial management expertise.  The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to his or her role on the committee.

Brian MacNeill chairs the Audit Committee.  He holds a Bachelor of Commerce from Montana State University and has over 35 years of experience in accounting having earned his Certified Public Accounting designation (California) and his Chartered Accountant designation (Canada).  In 1995, Mr. MacNeill was made a Fellow of the Chartered Accountants of Alberta.  Mr. MacNeill served as Chief Executive Officer of Enbridge Inc. from 1990 until his retirement in 2001.  Prior to that, he served as Chief Operating Officer of Enbridge and held numerous financial positions with various Canadian companies.

Micheline Bouchard holds a Bachelor of Applied Science (Engineering Physics) and a Master of Applied Science (Electrical Engineering) from Ecole Polytechnique.  She served as President and CEO of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006 and prior to that, she held senior executive positions at both Motorola Inc. and Motorola Canada Limited.  Ms. Bouchard is currently a director and a member of the audit committee of Home Capital/Home Trust and Citadel Group of Funds.  She has previously served on eight audit committees, and served as chair for two of them.

Pierre Y. Ducros obtained a Bachelor of Arts Degree from the Université de Paris at Collège Stanislas in Montréal and a Bachelor of Engineering (Communications) degree from McGill University.  Mr. Ducros was President and Chief Executive Officer of DMR Consulting Group, Inc. (Canada), an information technology services company, which he co-founded in 1973.  Mr. Ducros has also held various management positions at IBM Canada Limited and serves on the board of a number of other public companies.

Ruston E.T. Goepel holds a Bachelor of Commerce from the University of British Columbia and has over 35 years of experience in the investment banking industry.  He is currently Senior Vice President with Raymond James Financial Ltd.  Mr. Goepel is a director of several public companies, and currently serves as a member of the audit committee of Baytex Energy Trust.

Ronald P. Triffo obtained a Bachelor of Applied Science from the University of Manitoba and an MSc (Engineering) from the University of Illinois.  Mr. Triffo is the Chairman and a director of Stantec Inc., an engineering and international professional services company where he served in various executive management positions for more than 25 years. He is the Chairman of the Alberta Ingenuity Fund and the past Chairman of ATB Financial.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS’ Board of Directors.  To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request.  If the request passes this review, it is then forwarded to the Chief Financial Officer for further review.  Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting.  If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting).  Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2008 to December 31, 2008:

Type of work	Deloitte & Touche	%
Audit fees	$3,783,672	94.3
Audit-related fees	$184,500	4.6
Tax fees	$45,410	1.1
All other fees	—	—
Total	$4,013,582	100

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2007 to December 31, 2007:

Type of work	Deloitte & Touche	%
Audit fees	$4,087,308	94.6
Audit-related fees	$203,191	4.7
Tax fees	$30,000	0.7
All other fees	—	—
Total	$4,320,499	100.0

MATERIAL CONTRACTS

TCI is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. A March 31, 2008 amendment resulted in the term being extended to July 17, 2009, for this revolving-period securitization agreement.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 11, 2009.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada.  Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov.  Additional information regarding directors’ and officers’ remuneration, indebtedness and options to purchase securities, is contained in the TELUS information circular dated March 13, 2009 for the annual general meeting to be held on May 7, 2009.  Additional financial information, including supplementary quarterly financial data and the audited consolidated financial statements of TELUS for the year ended December 31, 2008, is set out in the 2008 Annual Report – Financial Review.  All of the above information can also be found at telus.com.

APPENDIX A:  TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the Committee) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.                                      MEMBERSHIP

1.1                                 The Committee will have a minimum of three members, including the chair of the Committee.  The Board, following the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote.  The members will sit on the Committee at the pleasure of the Board.

1.2                                 The Board, following the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote.  The chair of the Committee will hold such position at the pleasure of the Board.

1.3                                 All members of the Committee will be Independent Directors.

1.4                                 All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5                                 At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.                                      MEETINGS

2.1                                 The Committee will meet at least once each quarter and otherwise as necessary.  Any member of the Committee may call meetings of the Committee.

2.2                                 All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3                                 Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, without management or management directors present.   The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4                                 The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

2.5                                 The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6                                 The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.                                      QUORUM

3.1                                 The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee.  A quorum once established is maintained even if members of the Committee choose to leave the meeting prior to conclusion.

4.                                      DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1                               Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

a)                                      the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

b)                                     the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

d)                                     earnings press releases and earnings guidance, if any;

e)                                      Management’s Statement on Financial Reporting; and

f)                                        all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2                               External Auditors

The external auditors will report directly to the Committee and the Committee will:

a)                                      appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

b)                                     oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors.  The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

c)                                      meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

d)                                     pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws;

e)                                      annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

f)                                        at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and  all relationships between the external auditors and the Company;

g)                                     annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

h)                                     require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

i)                                         review post-audit or management letters, containing recommendations of the external auditors and management’s response;

j)                                         review reports of the external auditors; and

k)                                      pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

Notwithstanding section 4.2(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval.

4.3                               Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

a)                                      review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

b)                                     oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

c)                                      review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors; and

d)                                     review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4                               Whistleblower, Ethics and Internal Controls Complaint Procedures

The Committee will ensure that the Company has in place adequate procedures for:

a)                                      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

b)                                     the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics and Internal Controls will speak directly with the Chair of the Committee.

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5                               Accounting and Financial Management

The Committee will review:

a)                                      with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

b)                                     emerging accounting issues and their potential impact on the Company’s financial reporting;

c)                                      significant judgments, assumptions and estimates made by management in preparing financial statements;

d)                                     the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

e)                                      the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

f)                                        audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

g)                                     management’s approach for safeguarding corporate assets and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

h)                                     internal interim and post implementation reviews of major capital projects.

4.6                               Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

a)                                      the Company’s financial policies and compliance with such policies;

b)                                     the credit worthiness of the Company;

c)                                      the liquidity of the Company; and

d)                                     important treasury matters including financing plans.

4.7                               Legal/Regulatory Matters and Ethics

The Committee will review:

a)                                      with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

b)                                     annually, management’s relationships and compliance with regulators, and the accuracy and timeliness of filings with regulatory authorities; and

c)                                      annually, the ethics policy, management’s approach to business ethics and corporate conduct and the program used by management to monitor compliance with the policy.

4.8                               Risk Management

The Committee will:

a)                                      consider reports on the annual enterprise business risk assessment and updates thereto;

b)                                     consider reports on the business continuity disaster recovery plan(s) for the Company;

c)                                      consider reports on the insurance coverage of the Company;

d)                                     consider reports on financial risk management including derivative exposure and policies;

e)                                      monitor, on behalf of the Board, the Company’s compliance with environmental legislation and the adequacy of the Company’s environmental budget expenditures;

f)                                        monitor, on behalf of the Board, the Company’s health and safety policies and receive and review regular reports concerning the Company’s health and safety programs, policies and results from the Chief Internal Auditor and the Chief Compliance Officer;

g)                                     review and recommend to the Board for approval environmental policies and procedure guidelines and any amendments or changes thereto;

h)                                     report to the Board, and require management to report to the Committee, on environmental matters each quarter; and

i)                                         review other risk management matters as from time to time the Committee may consider suitable or the Board may specifically direct.

4.9                               Other

The Committee will review:

a)                                      the expenses of the Chair of the Board and CEO and will assess the Company’s policies and procedures with respect to the Executive Leadership Team members’ expense accounts and perquisites, including their use of corporate assets;

b)                                     the proposed disclosure concerning the Committee to be included in the Company’s Annual Information Form to verify, among other things, that it is in compliance with applicable securities law requirements;

c)                                      significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

d)                                     the disclosure policy of the Company; and

e)                                      at least once annually, and evaluate the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.                                      Authority

The Committee, in fulfilling its mandate, will have the authority to:

a)                                      engage and set compensation for independent counsel and other advisors;

b)                                     communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief General Counsel;

c)                                      delegate tasks to Committee members or subcommittees of the Committee; and

d)                                     access appropriate funding as determined by the Committee to carry out its duties.